As filed with the Securities and Exchange Commission on November 9, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLEARLY CANADIAN BEVERAGE CORPORATION
(Name of Registrant as specified in its charter)

British Columbia, Canada	98-0121238
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2267 10th Avenue West
Vancouver, British Columbia, Canada V6K 2J1
(800) 663-5658
(Address and telephone number of Registrant’s principal executive offices)

Cairncross & Hempelmann, P.S.
524 Second Ave., Suite 500
Seattle, Washington 98104
(206) 587-0700
(Address and telephone number of agent for service of process)

Copies of all communications to:
Timothy M. Woodland, Esq.
Cairncross & Hempelmann, P.S.
524 Second Avenue, Suite 500
Seattle, Washington 98104

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please
check the following box. [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the
same offering. [   ]

If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list
the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following
box. [   ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following
box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common shares, no par value	15,724,332 (2)	$1.13 (3)	$17,768,495(3)	$545.00 (3)

(1)

Pursuant to Rule 416(a), this Registration Statement shall also cover any additional shares of registrant’s common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of outstanding common shares of registrant.

(2)

The amount to be registered herein consists of a total of (a) 333,333 common shares that are currently issued and outstanding, (b) 5,222,313 common shares that are issuable upon the conversion of convertible notes held by selling security holders, (c) 5,722,311 common shares issuable upon the exercise of share purchase warrants held by selling security holders and (d) 4,446,375 common shares that are issuable as interest upon the convertible notes held by selling security holders.

(3)

This fee is calculated in accordance with Rule 457(c) of the Securities Act and is estimated for the sole purpose of calculating the registration fee. We have based the fee calculation on the average of the bid and asked prices for one common share as reported on the OTC Bulletin Board on November 5, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders shareholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling security holders shareholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS DATED NOVEMBER 9, 2007

SUBJECT TO COMPLETION

Clearly Canadian Beverage Corporation

15,724,332 Common Shares

This prospectus relates to the offer and sale from time to time of up to 15,724,332 common shares of Clearly Canadian Beverage Corporation by the selling security holders, who are listed in the section beginning on page 13 of this prospectus. The shares being offered for sale by the selling security holders include 333,333 shares that are currently issued and outstanding, 5,222,313 shares that are issuable upon conversion of outstanding convertible notes, 4,446,375 shares that are issuable as payment of interest upon outstanding convertible notes, and 5,722,311 shares that are issuable upon exercise of outstanding share purchase warrants.

The selling security holders may from time to time sell any or all of their the common shares on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.

Our common shares are quoted on the OTC Bulletin Board under the symbol “CCBEF”. On November 5, 2007 the closing price of our common shares on the OTC Bulletin Board was $ 1.13 per share.

We are not selling any securities under this prospectus and we will not receive any proceeds from the sale of the common shares by the selling security holders. However, to the extent the selling security holders exercise any share purchase warrants for cash, we will receive proceeds from such exercises. We will pay for the expenses of this offering.

_______________

Investment in our common shares involves a high degree of risk.
See “Risk Factors” beginning on page 4 of this prospectus.

_______________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. Unless otherwise indicated, the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares.

Market data and certain industry forecasts used throughout this prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of such information.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Clearly Canadian Beverage Corporation is organized under the laws of Canada, most of our officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our”, “Clearly Canadian” or similar terms refers to Clearly Canadian Beverage Corporation either alone or together with our subsidiaries. In this prospectus, unless otherwise indicated, all dollar amounts and references to “$” and “dollars” are to U.S. dollars.

We have numerous trademark registrations in the United States, Canada and in other countries worldwide in connection with our Clearly Canadian® beverage product lines. We also have trademark registrations in Canada in connection with Simply by Nature and Naturalife. We have also applied for trademark registrations in Canada and/or the United States in connection with dailyEnergy, dailyVitamin, dailyHydration, My Organic Baby, My Organic Toddler and Glengrove Organics. All other trademarks, product names and company names used in this prospectus are the property of their respective owner.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about our company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 4, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Clearly Canadian Beverage Corporation and our subsidiaries. Reference to “selling security holders” refers to those security holders listed herein under Selling Security Holders, who may sell shares from time to time as described in this prospectus.

Our Business

Clearly Canadian Brands markets, distributes and sells premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Clearly Canadian’s recent acquisition of My Organic Baby Inc. and DMR Food Corporation marks the Company’s debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler, and a wide range of dried fruit and nut snacks offerings under many brand names including SunRidge Farms, Naturalife, Sweet Selections, SSG, Simply by Nature and Glengrove Organics.

Our products are marketed and sold to all classes of retail trade, including national supermarkets, national and independent convenience stores, drug stores, mass-market stores and specialty natural food stores. We primarily rely on distributors and brokers to sell our products to retail customers.

All of our beverage and organic baby food products are manufactured and produced by independent food and beverage manufacturers (“co-packers”) using proprietary specifications controlled by us. We package our dried fruit and nut snack products at our own facilities.

Our brand names are, or are becoming, well recognized in the marketplace in which they are sold. In particular, the brand name Clearly Canadian, which is the cornerstone of our company, has sold over 2 billion bottles worldwide since its inception in 1988 and is widely regarded as being at the forefront of the creation of the alternative beverage market.

Our mission is to be a leader in providing consumers with healthy and environmentally friendly product choices through continued innovation and strategic acquisitions. Our business strategy is to leverage our Clearly Canadian brand name and our strong management team to integrate all of our brands into one sales and marketing strategy in order to lower our costs and increase our market share.

Clearly Canadian Beverage Corporation was incorporated under the Company Act (British Columbia) by registration of its memorandum and articles under the name of Cambridge Development Corporation on March 18, 1981. We subsequently changed our name to Bridgewest Development Corporation on October 28, 1983, to BDC Industries Corp. on November 15, 1984 and to The Jolt Beverage Company, Ltd. on September 3, 1986. On December 14, 1987, The Jolt Beverage Company, Ltd. amalgamated with Interbev Packaging Corp. and Brewmaster Systems Ltd. and on May 13, 1988 we changed our name to The International Beverage Corporation. We adopted our current name on May 14, 1990. We are now governed by the Business Corporations Act (British Columbia).

Our principal executive offices are located at 2267 10th Avenue W., Vancouver, British Columbia, Canada V6K 2J1. Our telephone number is (604) 742-5300 and our website address is www.clearly.ca. The information contained on our web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

We have five wholly-owned subsidiaries:

  CC Beverage (U.S.) Corporation, a Washington corporation that distributes certain of our beverage products in the U.S.;

  Blue Mountain Springs Ltd., an Ontario corporation that owns certain property in Ontario containing a potential future source of water for our products;

  Clearly Canadian Beverage (International) Corporation, a Barbados corporation that has no current operations;

  DMR Food Corporation, an Ontario corporation that operates our dried fruit and nut snack business; and

  My Organic Baby Inc., an Ontario corporation that operates our organic baby products business.

Senior Convertible Debt Financing

On September 26, 2007, we completed a $9.36 million senior debt financing (the “Financing”) from institutional investors through the sale of senior convertible notes (the “Senior Convertible Notes”) and the issuance of five-year share purchase warrants to purchase 4,017,162 common shares (the “Series E Warrants” and the “Series F Warrants”). The 2,008,581 Series E Warrants are exercisable at an initial exercise price of $2.33 per share (subject to future adjustment) and the 2,008,581 Series F warrants are exercisable at an initial exercise price of $2.56 per share (subject to future adjustment).

We received net proceeds from the Financing of approximately $9 million, after payment of a 4% fee paid to Lane Capital Markets as placement agent in the Financing. In addition, we issued to Lane Capital Markets 500,000 share purchase warrants exercisable at an initial exercise price of $2.33 per share on the same terms as the Series E Warrants (the “Lane Warrants”).

The primary features of the Senior Convertible Notes are (i) interest at 9% per annum for years 1-3 and at 18% per annum for years 4 and after, payable monthly in cash or, subject to volume and ownership limitations and in our discretion, common shares based on a 10% discount to the then-market price, (ii) convertible at any time by the holders at the conversion price (initially $2.33 per share, subject to future adjustment), (iii) during years 1-2, provided the market price of our common shares is double the conversion price, we can, subject to volume and ownership limitations, call the Senior Convertible Notes (iv) in year 3 and beyond, we can, subject to volume and ownership limitations, force conversion of the Senior Convertible Notes at the lower of the initial conversion price or at a 15% discount to the then-market price and so long as we are converting the Senior Convertible Notes, the interest rate remains at 9% and (v) in year 4 and beyond the Senior Convertible Notes can be called by the note holders.

The common shares that are issuable upon conversion of the Senior Convertible Notes, as payment of interest on the Senior Convertible Notes and upon exercise of the Series E Warrants, Series F Warrants and the Lane Warrants are included in the registration statement covered by this prospectus. See “SELLING SECURITY HOLDERS” below.

Acquisitions During 2007

On May 24, 2007, we acquired all of the outstanding shares of My Organic Baby Inc. (“MOB”), which markets Canada’s first full nation wide line of organic baby food. On September 25, 2007, we agreed with MOB to restructure the consideration owing to the MOB vendors pursuant to the share purchase agreement. As restructured, the consideration for the acquisition consisted of $3,076,470 CDN in cash, 215,000 common shares (provided, that we agreed that if a gain of $600,000 CDN is not realized from a sale of these shares by March 18, 2009, we will pay any shortfall) and convertible notes in the amount of $1,673,530 on terms comparable to the Senior Convertible Notes. Our consolidated financial statements for the second quarter of 2007 included the results of operations of MOB beginning on March 24, 2007.

On February 7, 2007, we acquired all of the outstanding shares of DMR Food Corporation (“DMR”), a leading packager and marketer of natural and organic snack foods in Canada. On September 25, 2007, we also agreed with DMR to restructure the consideration owing to the DMR vendors pursuant to the share purchase agreement. As restructured, the consideration for the acquisition consisted of $1,773,530 CDN in cash, an additional $450,000 CDN payable over three years, the equivalent of $450,000 CDN in common shares issued on August 6, 2007 (provided that we agreed that if a gain of $450,000 CDN is not realized from a sale of these shares by March 18, 2009 we will pay any shortfall) and convertible notes in the amount of $776,470 on terms comparable to the Senior Convertible Notes. Our consolidated financial statements for the first quarter of 2007 include the results of operations of DMR beginning on February 7, 2007.

The features of the convertible notes issued to the MOB and DMR vendors as described above (the “Acquisition Notes”) are comparable to the Senior Convertible Notes.

Our agreement on September 25, 2007 to restructure the consideration payable to the MOB and DMR vendors resulted in elimination of some of our original obligations to MOB and DMR. The original liabilities in connection with the DMR acquisition related to our obligation to pay any shortfall if the vendors did not realize a gain of $2,100,000 CDN from the exercise and sale of our common shares issuable under 3,000,000 warrants received by the vendors. The original liabilities in connection with the MOB acquisition related to our obligation to pay any shortfall if the vendors did not realize a gain of $4,350,000 CDN from the exercise and sale of common shares issuable under 3,750,000 warrants received by the vendors and 215,000 shares. These liabilities were restructured by (i) the DMR and MOB vendors surrendering for cancellation the said warrants and shares, (ii) us paying to the vendors $4 million CDN in cash, (iii) us issuing the Convertible Notes to the vendors in the amount of $2,450,000 CDN on terms comparable to the Senior Convertible Notes, and (iv) us agreeing to a reset, 18 months from the closing of the Financing, on 370,279 common shares owned by the vendors. In addition, the vendors have agreed not to sell any common shares they own, other than interest shares in connection with each of their Acquisition Notes, for one year from the closing of the Financing.

The common shares that are issuable as payment of interest on the Acquisition Notes are included in the registration statement covered by this prospectus. We are not registering the common shares that are issuable upon conversion of the Acquisition Notes. See “SELLING SECURITY HOLDERS” below.

RISK FACTORS

Investing in our common shares involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing our common shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common shares could decline, and you might lose all or part of your investment.

Risks Related to Our Business

There is a risk to our operating as a going-concern. If we cannot fund our operations from revenues or financing efforts, we may have to change our business plan, significantly reduce or suspend our operations, sell or merge our business.

Our financial statements have been prepared on the assumption that we are a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business; however, certain events and conditions cast substantial doubt on this assumption. We had a loss of $8,247,000 for the year ended December 31, 2006 and had a working capital of $5,245,000, an accumulated deficit of $77,055,000 and a shareholders’ equity of $7,464,000 at year-end. For the year ended December 31, 2005, we also had a loss of $6,069,000 and had a working capital deficit of $446,000, an accumulated deficit of $68,714,000 and a shareholders’ equity of $1,724,000. Operations for the years ended December 31, 2006 and December 31, 2005 have been funded primarily from the issuance of capital stock and the continued support of creditors.

Management has continued to take steps to try to improve our financial results and cash flows. These steps include liquidation of non-core investments and pursuing equity financing to fund working capital requirements. Since January 2006, we have raised approximately $17,091,000 million of debt and equity financing to fund working capital requirements. Nonetheless, we may need to seek additional sources of debt and/or equity financing in the future to fund our operations, liabilities and working capital requirements.

The financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

We have a history of operating losses which are likely to continue unless we significantly increase sales volume and maintain fixed and variable costs.

We incurred net losses of $8,247,000 (including a write down of property, plant and equipment of $137,000) during the year ended December 31, 2006 compared to net loss during the year ended December 31, 2005 of $6,069,000 (including a write down of property, plant and equipment of $382,000) and a net loss of $5,531,000 during the year ended December 31, 2004 (including write down of property, plant and equipment of $721,000 and distribution rights of $1,536,000). Operating losses (gross profit less selling, general and administrative expenses) were $4,966,000 during the year ended December 31, 2006 compared to $2,800,000 during the year ended December 31, 2005, and $2,049,000 during the year ended December 31, 2004. We will likely incur additional losses during the year ending December 31, 2007. We believe that to operate at a profit we must significantly increase the sales volume for our products, achieve and maintain efficiencies in operations, maintain fixed costs at or near current levels and avoid significant increases in variable costs relating to production, marketing and distribution. Our ability to significantly increase sales from current levels will depend primarily on success in maintaining and/or increasing market share and availability for our Clearly Canadian® sparkling flavoured water and expanding distribution of our other beverage product lines into new geographic distribution areas, particularly in the United States and Canada. Our ability to significantly increase sales from current levels will also depend on success in maintaining and/or increasing market share and availability of our snack food and organic baby food lines of products recently acquired as part of our recent corporate acquisitions. Our ability to successfully enter new distribution areas will, in turn, depend on various factors, many of which are beyond our control, including, but not limited to, the continued demand for our current brands and products in target markets, the ability to price our products at levels competitive with competing products, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce new brands and products.

We have experienced a trend of declining revenue and may never be profitable.

We have experienced a declining revenue trend for the past several years. During the year ended December 31, 2006, we had sales revenues of $7,462,000, compared to revenues of $8,712,000 in 2005, $11,064,000 in 2004, $13,270,000 in 2003, and $20,205,000 in 2002. From 2001 to 2006, our revenues declined 68%. This declining revenue trend occurred while the industry for the alternative beverage category, according to Beverage Marketing Corporation of New York, has grown in market size in the United States from $3.8 billion in wholesale dollar sales in 1992 to over $14 billion. Competition has intensified in the alternative beverage category and we compete for market share against some companies with substantially greater marketing, personnel, distribution and production resources. In an effort to compete over the past five years, we spent substantial resources marketing and repositioning our Clearly Canadian® sparkling flavoured water brand and introducing new brands, including Clearly Canadian O+2®, Tré Limone®, Reebok Fitness Water, reformulated Clearly Canadian® sparkling flavoured and Clearly Canadian® Natural Enhanced Water beverage products. Despite such marketing efforts, we had only limited success with the Clearly Canadian O+2®, Tré Limone® and Reebok Fitness Water and we no longer market these products. We may not be successful in reversing the declining revenue trend, and we may not be able to generate sufficient revenues from sales to return to profitability.

Our acquisition strategy exposes us to risk.

We intend to continue to grow our business in part through the acquisition of new brands, both in Canada and the United States. Our acquisition strategy is based on identifying and acquiring brands with products that complement our existing product mix. We cannot be certain that we will be able to successfully:

  identify suitable acquisition candidates;
  negotiate identified acquisitions on terms acceptable to us; or
  integrate acquisitions that we complete.

We may encounter increased competition for acquisitions in the future, which could result in acquisition prices we do not consider acceptable. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

Our future success may be dependent on our ability to integrate brands that we acquire.

Our future success may be dependent upon our ability to effectively integrate new brands that we acquire, including our ability to realize potentially available marketing opportunities and cost savings, some of which may involve operational changes. We cannot be certain:

  as to the timing or number of marketing opportunities or amount of cost savings that may be realized as the result of our integration of an acquired brand;
  that a business combination will enhance our competitive position and business prospects; or
  that we will not experience difficulties with customers, personnel or other parties as a result of a business combination.

In addition, we cannot be certain that we will be successful in:

  integrating an acquired brand’s distribution channels with our own;
  coordinating sales force activities of an acquired brand or in selling the products of an acquired brand to our customer base; or
  integrating an acquired brand into our management information systems or integrating an acquired brand’s products into our product mix.

Additionally, integrating an acquired brand into our existing operations will require management resources and may divert our management from our day-to-day operations. If we are not successful in integrating the operations of acquired brands, our business could be harmed.

We depend on key management employees.

Our business is dependent upon the continued support of existing senior management, including our Chief Executive Officer, Brent Lokash, and our President, David Reingold. Mr. Lokash was appointed as our President on September 29, 2005 following the resignation of Douglas Mason as President, and he has been responsible for our business planning, corporate and brand initiatives and financings. Mr. Lokash resigned as President of the Company on May 29, 2007 and was appointed Chief Executive Officer on the same day. Mr. Reingold was appointed our President on May 29, 2007. The loss of Mr. Lokash or Mr. Reingold, or any other key members of our existing management, could adversely affect our business and prospects.

Our operations may be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States or other countries.

Our operations are carried out primarily in Canada and in the U.S., with less significant operations in other countries. Such operations and the associated capital investments could be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States and other countries affecting foreign trade, investment and taxation, which, in turn, could affect our current or future foreign operations.

Our future operating results are subject to a number of uncertainties.

Our future operating results are subject to a number of uncertainties, including our ability to market our products and to develop and introduce new products, our ability to penetrate new markets, the marketing efforts of distributors and retailers of our products, most of which also distribute or sell products that are competitive with our products, the number, quantity and marketing forces behind products introduced by competitors and laws and regulations and any changes thereto, especially those that may affect the way in which our products are marketed and produced, as well as laws or regulations that are enforceable by such regulatory authorities as the U.S. Food and Drug Administration.

Our results of operations have fluctuated and are likely to continue to fluctuate.

Our results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including the timing and receipt of significant product orders, increased cost in the completion of product orders, increased competition, regulatory and other developments in our markets, changes in the demand for our products, the cancellation of product orders, difficulties in collection of receivables, the timing of new product introductions, changes in pricing policies by us and our competitors, delays in the introduction of products by us, expenses associated with the acquisition of production resources and raw materials from third parties, the mix of sales of our products, seasonality of customer purchases, personnel changes, political and economic uncertainty, the mix of international and North American revenue, tax policies, foreign currency exchange rates and general economic and political conditions.

We believe that economic developments and trends have adversely affected and may continue to affect levels of consumer spending in the markets that we serve. We believe that these and other factors have adversely affected demand for our products. While we believe that economic conditions in certain of our markets show signs of improvement, we also believe that economic conditions and general trends are likely to continue to affect demand for premium priced beverage products such as we produce and sell. Such factors may also increase the amount of doubtful accounts or adversely affect the likelihood of collection of such accounts with third parties, such as distributors and retailers, to whom we sells products.

Because we are unable to forecast with certainty the receipt of orders for products and our expense levels are relatively fixed and are based, in part, upon our expectation of future revenue, if revenue levels fall below expectations, operating results are likely to be adversely affected. As a result, net income may be disproportionately affected because a relatively small amount of our expenses vary with our revenue.

Based on all of the foregoing factors, we believe that our quarterly and annual revenue, direct expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the results of operations may not necessarily be meaningful and that such comparisons should not be relied upon as an indication of future performance.

Our intellectual property rights are critical to our success, and the loss of such rights could materially and adversely affect our business.

We regard our trademarks, trade dress, copyrights, trade secrets and similar intellectual property as critical to our success and we attempt to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to forestall infringement. We rely on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. In the past, we have licensed elements of our distinctive trademarks, trade dress and similar proprietary rights to third parties, and we anticipate that we may license such elements in the future as well. While we attempt to ensure that the quality of our brand is maintained by such licensees, no assurances can be given that such licensees will not take actions that might materially and adversely affect the value of our proprietary rights or the reputation of our products, either of which could have a material adverse effect on our business. Furthermore, there can be no assurance that third parties will not infringe or misappropriate our trademarks, trade dress and similar proprietary rights. Despite our precautions, some or all of the trade secrets and other know-how that we consider proprietary could be independently developed, could otherwise become known by others or could be deemed to be in the public domain. If we lose some or all of our intellectual property rights, our business may be materially and adversely affected.

Increases in the cost of packaging and raw materials could reduce profits.

We spend significant amounts on packaging for our products. We consider packaging to be an important component in the sale of our products. Packaging has been very important to our success and helps to distinguish our products from those of our competitors. We, and our co-packers from whom we buy products, purchase primary packaging supplies, including bottles, caps, preforms, plastic sleeves, labels, trays, jars, lids, tins and bags from outside vendors. In addition, we, and our co-packers, purchase a significant portion of the ingredients needed to produce our products, including sweeteners, flavors, dried fruits, nuts, vegetable products, rice, grains, milk and egg products and carbon dioxide from outside vendors. We rely on our ongoing relationships with key suppliers and co-packers to support our operations. If the cost of our packaging or raw materials increases significantly, the total cost of our products would increase significantly, which could adversely affect the sales of our products, as well as our financial performance.

We have made estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements in conformity with Canadian GAAP. Actual results could differ significantly from anticipated results should such estimates and/or assumptions prove to be materially incorrect or inaccurate. We believe that the information herein (see “Item 5. Operating and Financial Review and Prospects – Application of Critical Accounting Policies” and “Note 2” to financial statements) addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and beyond our control.

Our directors, officers, promoters and other members of management may serve as directors, officers, promoters and other members of management of other companies; therefore it is possible that a conflict of interest may arise.

Certain of our directors, officers, and other members of management, including Brent Lokash, Edwin Fok, Andrew Strang, David Reingold George Reznik and Marco Markin, presently serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of Clearly Canadian and their duties as a director, officer, promoter or member of management of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

We are incorporated in British Columbia, Canada, some of our directors and officers live in Canada, and most of our assets are in Canada, and as such investors may have difficulty initiating legal claims and enforcing judgments against us and our directors and officers.

We are a corporation existing under the laws of British Columbia and the majority of our assets and operations are located, and the majority of our revenues are derived, outside the United States. We have appointed an agent to receive service of process in the United States. It may not be possible for shareholders to enforce outside the United States judgments against us obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal securities laws. In addition, most of our directors and officers are citizens and residents of Canada, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the United States federal and state securities laws. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., we and our insiders may have defences available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible, and as such there is uncertainty as to whether Canadian courts would enforce (a) judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the United States federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or such persons predicated upon the United States federal and state securities laws. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Risks Related to Our Industries

Our markets are highly competitive.

We operate in highly competitive geographic and product markets, and most of our markets are dominated by competitors with greater resources. We cannot be certain that we could successfully compete for sales to distributors or stores that purchase from larger, more established companies that have greater financial, managerial, sales and technical resources. In addition, we compete for limited retailer shelf space for our products. Larger competitors, such as mainstream food and beverage companies including but not limited to Coca-Cola, PepsiCo, Cadbury, Hain-Celestial, Heinz, Nestle, and Johnvince Foods, also may be able to benefit from economies of scale, pricing advantages or the introduction of new products that compete with our products. Retailers also market competitive products under their own private labels.

In the future, competitors may introduce other products that compete with our products and these competitive products may have an adverse effect on our business, results of operations and financial condition.

We also compete with other manufacturers in the procurement of natural and organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future along with increasing public demand for natural and organic products. This could cause our expenses to increase or could limit the amount of product that we can manufacture and sell.

Consumer preferences for our products are difficult to predict and may change.

A significant shift in consumer demand away from our products or our failure to maintain our current market position could reduce our sales or the prestige of our brands in our markets, which could harm our business. While we continue to diversify our product offerings, we cannot be certain that demand for our products will continue at current levels or increase in the future.

We are dependent on the distribution services of independent distributors and independent food/beverage brokers in order to distribute and sell our products to retailers and consumers.

We rely, in addition to our own sales organization, upon sales efforts made by or through distributors and brokers to sell our products. The loss of, or business disruption at, one or more of these distributors or brokers may harm our business. If we were required to obtain additional or alternative distribution and food brokerage agreements or arrangements in the future, we cannot be certain that we will be able to do so on satisfactory terms or in a timely manner.

For our beverages, we rely, to a significant extent, on the distribution services of distributors in order to distribute and sell our beverage products to retailers and consumers. Over recent years, we have observed an increased consolidation of distribution services within the alternative beverage industry. Traditional soft drink companies, which also own or operate distribution companies that provide distribution services to alternative beverage companies, have acquired or developed alternative beverage products. As a result of these developments, these distribution companies that are associated with traditional soft drink beverage companies are less willing to distribute and sell other companies’ alternative beverage products, especially if such products compete with the products that the traditional soft drink companies have within their portfolio of beverages. In view of these developments, we are attempting to diversify our distribution network to align ourselves with distribution companies that are not affiliated only with traditional soft drink beverage companies. Our recent efforts include a transition from our largest distributor, the Dr. Pepper/Seven-Up Bottling Group, which has been distributing our products in the Mid West, South Central and South West of the United States, to a network of these other types of distributors who distribute a variety of alternative beverages. There is no assurance that the volume of sales from these new distributors will match or exceed the volume of sales which in the past was generated by the Dr. Pepper/Seven-Up Bottling Group, and this shift in distribution strategy may have an adverse impact on our sales and results of operations.

For fiscal year 2006, over 20% of our beverage sales were to one distributor; approximately 50% of our organic and natural snack food sales were to one distributor and over 90% of our organic baby food sales was to one distributor. There is no assurance that the volume of sales to any of these distributors will match or exceed the volume of sales which in the past was generated by these customers and lower sales to these customers may have an adverse impact on our sales and results of operations.

Loss of one or more of our independent co-packers could harm our business.

Our revenue is derived from products manufactured by independent co-packers. The loss of one or more co-packers, or our failure to retain co-packers for newly acquired products or brands, could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as an alternate source could be secured, which may be on less favorable terms.

Our future results of operations may be adversely affected by escalating fuel costs.

Many aspects of our business have been, and continue to be, directly affected by the continuously rising cost of fuel. Increased fuel costs have translated into increased costs for the products and services we receive from our third party providers including, but not limited to, increased production and distribution costs for our products. As the cost of doing business increases, we may not be able to pass these higher costs on to our customers and, therefore, any such increase may adversely affect our earnings.

Our inability to use our trademarks could have a material adverse effect on our business.

We believe that brand awareness is a significant component in a consumer’s decision to purchase one product over another in the highly competitive food, beverage and personal care industry. Although we endeavour to protect our trademarks and trade names, there can be no assurance that these efforts will be successful, or that third parties will not challenge our right to use one or more of our trademarks or trade names. We believe that our trademarks and trade names are significant to the marketing and sale of our products and that the inability to utilize certain of these names could have a material adverse effect on our business, results of operations and financial condition.

Our products must comply with government regulation.

The USDA has adopted, and the Canadian Food Inspection Agency is soon to adopt regulations with respect to a national organic labelling and certification program. We currently manufacture organic products which are covered by these regulations. Future developments in the regulation of labelling of organic foods could require us to further modify the labelling of our products, which could affect the sales of our products and thus harm our business.

In addition, the Canadian Food Inspection Agency has recently adopted regulations with respect to natural health products (NHP) which require that all products sold as natural health products be NHP licensed. Some of our Clearly Canadian® Natural Enhanced Waters are natural health products and we have applied for an NHP license for these products but are able to sell them during the application process. If we do not obtain an NHP license for these products we may not be able to sell them in Canada which could harm our business.

We continually monitor and modify packaging to be in compliance with the rules of the various countries where we sell our products. Our ability to meet local packaging regulations impact our ability to sell products in these regions.

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and financial condition.

Product recalls could have a material adverse effect on our business.

Manufacturers and distributors of products in our industry are sometimes subject to the recall of their products for a variety of reasons, including for product defects, such as ingredient contamination, packaging safety and inadequate labelling disclosure. If any of our products are recalled due to a product defect or for any other reason, we could be required to incur the expense of the recall or the expense of any resulting legal proceeding. Additionally, if one of our significant brands were subject to recall, the image of that brand and our image could be harmed, which could have a material adverse effect on our business.

Product liability suits, if brought, could have a material adverse effect on our business.

If a product liability claim exceeding our insurance coverage were to be successfully asserted against us, it could harm our business. We cannot assure you that such coverage will be sufficient to insure against claims which may be brought against us, or that we will be able to maintain such insurance or obtain additional insurance covering existing or new products. As a marketer of food, beverage and personal care products, we are subject to the risk of claims for product liability. We maintain product liability insurance and generally require that our co-packers maintain product liability insurance naming us as a co-insured.

We rely on independent certification for a number of our food products.

We rely on independent certification, such as certifications of our products as “organic” or “kosher,” to differentiate our products from others. The loss of any independent certifications could adversely affect our market position as a natural and organic food company, which could harm our business.

We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. For example, we can lose our “organic” certification if a manufacturing plant becomes contaminated with non-organic materials, or if it is not properly cleaned after a production run. In addition, all raw materials must be certified organic. Similarly, we can lose our “kosher” certification if a manufacturing plant and raw materials do not meet the requirements of the appropriate kosher supervision organization.

Our industries are subject to seasonal variations in demand.

Sales of both beverage products and snack food products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months and consume a higher amount of snack food around some holidays. As a result, our sales and results of operations vary seasonally and such variations may be significant. For these reasons you should not rely on quarterly operating results as indications of future performance.

Our growth is dependent on our ability to introduce new products and improve existing products.

Our growth depends in large part on our ability to generate and implement improvements to our existing products and to introduce new products to consumers. The innovation and product improvements are affected by the level of funding that can be made available, the technical capability of our team in developing and testing product prototypes, and the success of our management in rolling out the resulting improvements in a timely manner. If we are unsuccessful in implementing product improvements that satisfy the demands of consumers, our business could be harmed.

The profitability of our operations is dependent on our ability to manage our inventory.

Our profit margins depend on our ability to manage our inventory efficiently. A number of factors, such as changes in customers’ inventory levels, access to shelf space and changes in consumer preferences, may lengthen the number of days we carry certain inventories, hence impeding our effort to manage our inventory efficiently.

Risks Related to our Capital Stock

BG Capital Group beneficially owns a majority of the voting power and effectively controls our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

As of October 15, 2007, BG Capital Group Ltd. is the holder of 3,037,874 of our common shares and holds warrants to acquire an additional 4,000,000 common shares at a price of $1.25 per share. In the event BG Capital were to exercise all of its rights to acquire stock on the exercise of warrants issued in connection with previous financings, as of October 15, 2007, it would own approximately 30.02% of our common shares. In addition, BG Capital has been issued 1,600,000 Variable Multiple Voting Shares on the conversion of 2,000,000 Class B Preferred shares. Based on 23,440,725 of the company’s common shares which are issued and outstanding as of October 15, 2007, the number of votes accruing by formula to each Variable Multiple Voting Share is approximately 21.8, for a total of 55.9% votes. The ownership of the Variable Multiple Voting Shares has the effect of increasing BG Capital’s outstanding voting power further. Accordingly, this single shareholder can influence the outcome of shareholder votes, involving the election of directors, the adoption or amendment of provisions in our articles of association and the approval of mergers or other similar transactions, such as a sale of substantially all of our assets. Such control by BG Capital could have the effect of delaying, deferring or preventing a change in control of our Company.

In addition, we have a shareholders’ rights plan and super majority approval requirements, each of which may prevent or delay a change of control.

Future financings and exercise of the outstanding options and warrants could result in significant dilution to our shareholders.

During 2006 we completed several private placements, resulting in the issuance of common and preferred shares and common share warrants. Additionally, we may need to seek additional sources of debt or equity financings in the future to fund our operations and working capital requirements. As we issue stock or convertible securities in the future, including for any future financing, those issuances would also dilute our shareholders. If additional funds are raised through the issuance of equity or convertible debt securities, the newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. Furthermore, if additional shares are issued or if we acquire other businesses through the sale of equity securities, our shareholders will be diluted.

In addition, we have reserved, in aggregate, 1,750,000 common shares for issuance upon exercise of options under our 2005 Stock Option Plan, and 10,000,000 common shares for issuance upon exercise of options or other stock-based awards under our 2006 Equity Incentive Plan. As of October 15, 2007, we had granted options exercisable to acquire up to 3,706,584 common shares under these plans at exercise prices ranging from $1.00 to $12.26 per share. As of October 15, 2007, there are outstanding warrants to purchase up to 11,193,495 shares at exercise prices ranging from $1.25 to $3.25 per share. The issuance of shares under either of our stock plans or upon exercise of any of the outstanding share purchase warrants will also dilute our shareholders.

Our shares have experienced significant price volatility and continued volatility may adversely affect the price of our common shares.

Our common share price has experienced significant price volatility, with trading prices on the OTC Bulletin Board ranging from $0.45 (high) to $0.16 (low) during the year ended December 31, 2004, from $2.50 (high) to $1.10 (low) during the year ended December 31, 2005, from $4.41 (high) to $2.05 (low) during the year ended December 31, 2006 and from $3.18 (high) to $1.45 (low) during the period from January 1, 2007 to October 15, 2007 . There are many reasons for fluctuations in trading, including announcements of developments related to our business, fluctuations in operating results, failure to meet investor expectations, general conditions in the beverage industry and the worldwide economy, announcements of innovations, new products or product enhancements by us or our competitors, acquisitions and divestitures, changes in governmental regulations, developments in licensing arrangements and changes in relationships with trade partners and suppliers. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of our common shares.

Trading on the OTC Bulletin Board may be volatile and sporadic, which could depress the market price of the common stock and make it difficult for shareholders to resell their shares.

Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national securities exchange. Accordingly, an investor in our common stock may have difficulty reselling his or her shares.

Because our common shares are considered a “penny stock,” our shareholders’ ability to sell or buy shares in the secondary trading market may be limited.

Our common stock is subject to certain rules and regulations relating to “penny stock.” A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not traded on a national securities exchange. Being a penny stock generally means that any broker who wants to trade in our shares (other than with established clients and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

  obtaining financial and investment information from the investor;

  obtaining a written suitability questionnaire and purchase agreement signed by the investor; and

  providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock, and as a practical matter, these requirements may mean that brokers are less likely to make recommendations on our shares to its general clients.

As a result, for as long as our common stock is subject to these penny stock rules, our shareholders may have difficulty in selling their shares in the secondary trading market. In addition, prices for shares of our common stock may be lower than might otherwise prevail if our common stock were traded on a national securities exchange such as The New York Stock Exchange or American Stock Exchange. This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities information on the company requirements that apply to U.S. companies, and we would no longer be able to utilize certain of the forms available for registered offerings by Canadian companies in the U.S., which could limit our ability to access the capital markets in the future.

Risks Related to the Senior Convertible Notes and the Acquisition Notes (collectively, the “Notes”)

If an event of default occurs on the Notes our debt holders may require repayment of the debt which could have a material adverse effect on our business and operations.

On September 26, 2007, we closed on the Financing and restructured our obligations to the MOB and DMR vendors, and we issued Notes in principal amount totaling $11.8 million. See “PROSPECTUS SUMMARY – Senior Convertible Debt Financing” and “– Acquisitions During 2007” above. In the event that an event of default occurs under the terms of the Notes, each debt holder may require us to pay the greater of (i) 125% of the principal amount and any additional amounts owing under the Notes or (ii) 125% of the value of the common shares issuable upon conversion of the principal amount and any additional amounts owing under the Notes, as determined by the highest selling price of our common shares on or around the event of default.

The cash required to pay such accelerated amounts on the Notes following an event of default would most likely come out of our working capital. As we rely on our working capital for our day to day operations, such a default could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. In addition, upon an event of default, the holders of Notes may exercise any additional other remedies available to them. If we were forced to file for bankruptcy or cease operations, shareholders may not receive any proceeds from disposition of our assets and may lose their entire investment in our stock.

Our obligations under the Notes may adversely affect our ability to enter into significant transactions with other parties and take certain actions related to our business.

As a result of the issuance of the Notes, we agreed to certain restrictions and conditions with respect to significant transactions with third parties. Unless we obtain the consent of 70% of the aggregate principal amount of the outstanding Notes, we may not enter into a significant business transaction, such as a merger, sale of assets, a transaction in which a third party obtains voting control, or a material reorganization. Moreover, we may only enter into a significant transaction with a publicly traded corporation that is listed on a U.S. securities exchange and that agrees to assume all Notes. In connection with a significant transaction, each debt holder can require us to redeem a Note greater of (i) 130% of the outstanding principal balance and any additional amounts owing under the notes or (ii) 125% of an amount determined by multiplying the outstanding principal balance and any additional amounts owing under the Notes by a ratio of the consideration price paid per common share in the transaction to the conversion price of the Notes.

Additionally, for so long as any Notes are outstanding, we may not be able take certain actions related to the operation of our business, including the following:

  create, incur, assume or guarantee any debt (except as expressly permitted under the Notes);
  mortgage or encumber our assets (except as expressly permitted under the Notes); or

  redeem or pay any dividends on our common shares;

These provisions could have the practical effect of increasing the costs of any potential significant transaction, and restrict our ability to enter into any such transaction and our ability to operate aspects of our business.

The Notes provide full ratchet anti-dilution provisions that could further dilute the ownership of our shareholders.

The initial conversion price of the Notes is $2.33 per share. The number of shares to be issued upon conversion of the Notes will depend on the actual dollar amount of principal and interest being converted. We also issued 4,017,162 Series E and Series F warrants to purchase our common shares The Series E are exercisable at an initial exercise price of $2.33 per common share and the Series F Warrants are exercisable at an initial exercise price of $2.56 per common share. See “PROSPECTUS SUMMARY – Senior Convertible Debt Financing” above. The conversion of the Notes and the exercise of the Series E and Series F Warrants will dilute our shareholders.

Each Note and Series E and Series F Warrant carries a full ratchet anti-dilution provision. If we issue any convertible or equity securities at any time in the future (subject to certain exceptions including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the applicable conversion price or exercise price, then the conversion price and exercise price will be automatically adjusted down to that lesser price. Any such adjustment will further dilute our shareholders.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. Forward-looking statements are statements which relate to future events or our future performance, including our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks enumerated in this section entitled “Risk Factors”, that may cause our company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Registration Statement. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

THE OFFERING

This prospectus relates to the resale by the selling security holders of Clearly Canadian Beverage Corporation listed herein, of up to 15,724,332 common shares. These shares consist of the following:

  9,434,313 common shares, consisting of (a) 5,222,313 common shares as our estimate of the number of shares that may be issued from time to time upon conversion of the $9.36 million principal amount of Senior Convertible Notes, and (b) 4,212,000 common shares as our estimate of the number of shares that may be issued from time to time as payment of interest on the Senior Convertible Notes. Our estimate of common shares to be issued is 130% of the amount of common shares to be issued using the initial conversion price of $2.33 per share for conversion of principal and the computed value of 90% of the ten day prior weighted average price of the common shares for conversion of interest. We issued the Senior Convertible Notes on September 26, 2007 pursuant to the Financing. See “PROSPECTUS SUMMARY – Senior Convertible Debt Financing” above;

  5,222,311 common shares as our estimate of the number of shares that may be issued from time to time upon the exercise of the Series E and Series F Warrants. The Series E Warrants have an initial exercise price $2.33 per share and the Series F Warrants have an initial exercise price of $2.56 per share. Our estimate of the common shares to be issued is 130% of the amount of common shares to be issued upon exercise of the warrants using these two exercise prices. We issued the Series E and Series F Warrants on September 26, 2007 pursuant to the Financing. See “PROSPECTUS SUMMARY – Senior Convertible Debt Financing” above.

  500,000 common shares as our estimate of the number of shares that may be issued from time to time upon the exercise of the Lane Warrants. The Lane Warrants have an initial exercise price of $2.33 per share. We issued the Lane Warrants as placement agent warrants for the Financing completed on September 26, 2007. See “PROSPECTUS SUMMARY – Senior Convertible Debt Financing” above.

  234,375 common shares as our estimate of the number of shares that may be issued from time to time upon the payment of interest pursuant to the Acquisition Notes. We issued the Acquisition Notes on September 26, 2007 pursuant to the restructuring of the consideration paid for the acquisitions of MOB and DMR. See “PROSPECTUS SUMMARY – Acquisitions During 2007” above. Pursuant to the registration rights agreement we entered into with the purchasers of the Senior Convertible Notes in the Financing, we agreed to register a maximum of 234,375 common shares issuable as payment of interest on the Acquisition Notes, and not to include for registration any common shares that are issuable upon conversion of the Acquisition Notes; and

  333,333 common shares that are currently issued and outstanding. We issued these shares as compensation pursuant to a private placement dated March 30, 2007.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of September 30, 2007, and proforma to give effect to the issuance of the common shares issuable upon (a) conversion of the Notes, (b) exercise of certain share purchase warrants and (c) conversion of the Class B preferred shares in October 2007 and before deducting expenses of this offering. This table is presented in Canadian GAAP in USD and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September
	30, 2007	Proforma
	(in Thousands)	(in Thousands)

Assets	$23,515	$34,524

Bank indebtedness	266	266
Accounts payable and accrued liabilities	2,652	2,652
Capital lease obligation, current portion	36	36
Acquisition debt	0	0
		0
Capital lease obligation, long-term portion	184	184
Long term – convertible debenture payable	11,637	2,277
Discount on convertible debenture payable	(6,035)	(808)
Derivative convertible debt	(2)	0
Long term – Acquisition debt	0	0
	8,738	4,607
Capital Stock
Authorized
Unlimited common shares without par value

Unlimited Multiple Voting Shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Outstanding as of September 30, 2007: 600,000 Class B preferred
shares. Proforma: Nil Class B Shares	600	0

Issued as of September 30, 2007: 21,172,068 common shares without par value. Proforma: 38,831,724 common shares without par value
Outstanding as of September 30, 2007: 21,134,768 common shares without par value. Proforma: 38,794,424 common shares without
par value	83,437	107,874
Contributed surplus	17,871	12,642
Cumulative translation account	288	288
Deficit	(87,419)	(90,887)
	14,777	29,917

	23,515	34,524

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common shares being offered for sale by the selling security holders, although we could receive proceeds of up to $10,991,056 if all of the share purchase warrants described in “THE OFFERING” above (the “Warrants”) are exercised for cash. We will use the net proceeds from the exercise of the Warrants for general working capital.

SELLING SECURITY HOLDERS

The common shares being offered by the selling security holders include shares that are currently issued and outstanding, plus shares that are issuable upon conversion of the Senior Convertible Notes, upon exercise of the Warrants and in payment of interest on the Senior Convertible Notes and Acquisition Notes. For additional information regarding the issuance of the Notes and the Warrants, see “PROSPECTUS SUMMARY – Senior Convertible Debt Financing”, “– Acquisitions During 2007” and “THE OFFERING” above. We are registering the common shares in order to permit the selling security holders to offer the shares for resale from time to time. Except for the ownership of the Notes and the Warrants and except as described below, the selling security holders have not had any material relationship with us within the past three years:

The table below lists the selling security holders and other information regarding the beneficial ownership as of October 15, 2007 of the common shares held by each of the selling security holders. The second column lists the number of common shares being registered and offered for resale by each selling security holder pursuant to this prospectus.The fourth column lists the number of common shares beneficially owned by the selling security holders assuming the sale of all shares offered for sale pursuant to this prospectus.

On September 26, 2007, we entered into a registration rights agreement with certain selling security holders in connection with the Financing. See “PROSPECTUS SUMMARY – Senior Convertible Debt Financing” above. In accordance with the terms of this registration rights agreement, with respect to the Senior Convertible Notes and the Series E and Series F Warrants that we issued, we agreed to register for resale a number of common shares equal to 130% of the sum of (i) the number of common shares issuable upon conversion of the Senior Convertible Notes, (ii) as interest shares pursuant to the terms of the Notes, and (iii) the number of common shares issuable upon exercise of the related Series E and Series F Warrants, in each case calculated as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the Senior Convertible Notes and the exercise price of the Series E and Series Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

Under the terms of the Senior Convertible Notes and the Series E and Series F Warrants, a selling security holder who is a note holder or warrant holder may not convert the notes or exercise the warrants to the extent such conversion or exercise would cause such selling security holder, together with its affiliates, to beneficially own a number of common shares which would exceed 4.99% of our then outstanding common shares following such conversion or exercise (excluding for purposes of such determination common shares issuable upon conversion of the notes which have not been converted and upon exercise of the warrants which have not been exercised). The selling security holders shareholders may sell all, some or none of their shares in this offering. See “PLAN OF DISTRIBUTION” below.

				Maximum
				Number of
				Common Shares
				to be Sold
	Number of common shares			Pursuant to this	Number of Common Shares
	Owned Prior to Offering			Prospectus	Owned After Offering
Name	Number	Percent			Number	Percent

Midsummer Investment, Ltd. (##) (1)	2,961,374	4.99	(##)	4,697,640	--	--
295 Madison Ave., 38th Floor
New York, NY 10014

Hudson Bay Overseas Fund, Ltd. (##) (2)	2,369,097	4.99	(##)	3,758,109	--	--
120 Broadway, 40th Floor
New York, New York 10271

Enable Growth Partners LP (##) (3)	1,332,617	4.99	(##)	2,113,936	--	--
One Ferry Building, Suite 225
San Francisco, CA 94111

James Dines (4)	1,756,666	7.20		333,333	1,423,333	3.67
2600 - 825 Third Avenue
New York, NY 10022

CAMOFI Master LDC (##) (5)	1,184,550	4.79		1,879,057	--	--
350 Madison Ave, 8th Floor
New York, NY 10017

BridgePointe Master Fund Ltd. (6)	592,273	2.46		936,526	--	--
1120 Sanctuary Parkway, Ste 325
Alpharetta, GA 30004

David Reingold (7).	1,237,827	5.29		171,406	1,066,421	2.75
67 Gatcombe Circle
Thornhill, Ontario L4C 9P5

Ryan M. Lane (8)	569,519	2.37		725,783	--	--
1034 Clinton Street
Hoboken NJ 07030

CAMHZN Master LDC (9)	296,138	1.25		469,765	--	--
350 Madison Ave, 8th Floor
New York, NY 10017

John D. Lane (10)	238,840	1.01		290,928	--	--
263 Queens Grant Road
Fairfield, CT 06824

Enable Opportunity Partners LP (11)	148,066	**		234,880	--	--
One Ferry Building, Suite 225
San Francisco, CA 94111

			Maximum
			Number of
			Common Shares
			to be Sold
	Number of common shares		Pursuant to this	Number of Common Shares
	Owned Prior to Offering		Prospectus	Owned After Offering
Name	Number	Percent		Number	Percent

Scott Edwards (12)	46,000	**	45,000	1,000	**
188 Avenue of the Americas, Apt. 5R
New York, New York 10013

Lisa Reingold (13).	105,848	**	16,094	89,754	**
67 Gatcombe Circle
Thornhill, Ontario L4C 9P5

Jason Marin (14)	2,000	**	2,000	--	--
4601 67th Street, Apt. 1A
Woodside, NY 11377

Orlee Muroff (15)	143,651	--	32,019	111,632	**
49 Park Hill Road
Toronto, Ontario M6C 3N1

Mark Goodman (16)	66,650	--	14,856	51,794	**
84 Markwood Lane
Thonhill, Ontario L4J 7A6

TOTAL	13,051,116	38.0	15,724,332	2,743,934	7.6
______________________
**	Less than one percent.
(##)

The terms of the Senior Convertible Notes and Series E and Series F Warrants issued to investors in the Financing completed on September 26, 2007 prohibit conversion of the notes or exercise of the warrants to the extent that such conversion or exercise would result in any such investor, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding common shares. The investors may increase or decrease this percentage, but not in excess of 9.99%, at any time upon 61 days’ prior written notice to us. As of the date of this prospectus, the investors have not changed the 4.99% percentage limitation. The number of common shares shown as beneficially owned prior to this offering does not take into account this limitation.

(1)

Midsummer Investment Ltd. participated in the Financing completed on September 26, 2007. Michel A. Amsalem and Scott D. Kaufman are the investment managers of Midsummer Capital, LLC, the acting investment advisor to Midsummer Investment, Ltd., and have voting and investment power over the securities held by Midsummer Investment, Ltd. As described above, the maximum number of shares being offered for sale have been calculated at 130% of the number of shares currently issuable under the notes and warrants; however, the number of shares beneficially owned prior to the offering represent the number of shares currently issuable under the notes and warrants and does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus.

(2)

Hudson Bay Overseas Fund, Ltd. participated in the Financing completed on September 26, 2007. Sander Gerber, Yoav Roth and John Doscas share voting and investment power over the securities held by Hudson Bay Overseas Fund Ltd. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund Ltd. The selling security holder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities. As described above, the maximum number of shares being offered for sale have been calculated at 130% of the number of shares currently issuable under the notes and warrants; however, the number of shares beneficially owned prior to the offering represent the number of shares currently issuable under the notes and warrants and does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus.

(3)

Enable Growth Partners LP participated in the Financing completed on September 26, 2007. Mitch Levine is the managing partner of Enable Growth Partners LP and has voting and investment power over the securities held by Enable Growth Partners LP. As described above, the maximum number of shares being offered for sale have been calculated at 130% of the number of shares currently issuable under the notes and warrants; however, the number of shares beneficially owned prior to the offering represent the number of shares currently issuable under the notes and warrants and does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus.

(4)

James Dines was a former member of our Advisory Board, serving from March 17, 2006 until he resigned on May 24, 2007. The number of common shares listed for sale in this prospectus by the selling security holder consists of 333,000 common shares. Mr. Dines also beneficially owns 90,000 common shares, 333,333 common shares underlying a share purchase warrant at an exercise price of $3.25 per share, expiring March 29, 2009 and share purchase warrants to purchase 1,000,000 common shares at an exercise price of $2.00 per share, expiring on October 31, 2010, both of which were issued to him for advisory services.

(5)

CAMOFI Master LDC participated in the Financing completed on September 26, 2007. Richard Smithline is a director of CAMOFI Master LDC and has voting and investment power over the securities held by CAMOFI Master LDC. As described above, the maximum number of shares being offered for sale have been calculated at 130% of the number of shares currently issuable under the notes and warrants; however, the number of shares beneficially owned prior to the offering represent the number of shares currently issuable under the notes and warrants and does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus.

(6)

BridgePointe Master Fund Ltd. participated in the Financing completed on September 26, 2007.As described above, the maximum number of shares being offered for sale have been calculated at 130% of the number of shares currently issuable under the notes and warrants; however, the number of shares beneficially owned prior to the offering represent the number of shares currently issuable under the notes and warrants and does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus.

(7)

David Reingold is the former President and majority shareholder of our wholly-owned subsidiaries, My Organic Baby Inc. and DMR Food Corporation. On May 29, 2007 Mr. Reingold was appointed our President and a member of our Board of Directors. The maximum number of common shares listed for sale in this prospectus by the selling security holder consists of 171,406 common shares that are issuable for payment of interest on his Acquisition Note. The number of shares owned prior to the offering does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus. Mr. Reingold also beneficially owns 768,998 common shares that are issuable upon conversion of his $1,791,765 Acquisition Note, 418,829 issued common shares and 50,000 common shares issuable to him upon exercise of vested options; does not include shares beneficially owned by his wife, Lisa Reingold, described below.

(8)

Ryan M. Lane is a principal with Lane Capital Markets which assisted in the placement of the Financing completed on September 26, 2007. As described above, the maximum number of shares being offered for sale have been calculated at 130% of the number of shares currently issuable under the notes and warrants; however, the number of shares beneficially owned prior to the offering represent the number of shares currently issuable under the notes and warrants and does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus.

(9)

CAMHZN Master LDC participated in the Financing completed on September 26, 2007. Richard Smithline is a director of CAMHZN Master LDC and has voting and investment power over the securities held by CAMHZN Master LDC. As described above, the maximum number of shares being offered for sale have been calculated at 130% of the number of shares currently issuable under the notes and warrants; however, the number of shares beneficially owned prior to the offering represent the number of shares currently issuable under the notes and warrants and does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus.

(10)

John D. Lane is a principal with Lane Capital Markets which assisted in the placement of the Financing completed on September 26, 2007. .As described above, the maximum number of shares being offered for sale have been calculated at 130% of the number of shares currently issuable under the notes and warrants; however, the number of shares beneficially owned prior to the offering represent the number of shares currently issuable under the notes and warrants and does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus.

(11)

Enable Opportunity Partners LP participated in the Financing completed on September 26, 2007. Mitch Levine is the managing partner of Enable Growth Partners LP and has voting and investment power over the securities held by Enable Growth Partners LP. As described above, the maximum number of shares being offered for sale have been calculated at 130% of the number of shares currently issuable under the notes and warrants; however, the number of shares beneficially owned prior to the offering represent the number of shares currently issuable under the notes and warrants and does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus.

(12)

Scott Edwards is associated with Lane Capital Markets which assisted in the placement of the Financing completed on September 26, 2007. The maximum number of common shares listed for sale in this prospectus by the selling security holder consists of 45,000 common shares issuable upon exercise of his Lane Warrants with an initial exercise price of $2.33. The Lane Warrants expire on September 26, 2012. We issued the Lane Warrants to him as a portion of his placement agent fee for the Financing. Mr. Edwards also beneficially owns 1,000 common shares.

(13)

Lisa Reingold is the spouse of David Reingold, our President and a member of our Board of Directors, and is a former shareholder of our wholly-owned subsidiary DMR Food Corporation. The maximum number of common shares listed for sale in this prospectus by the selling security holder consists of 16,094 common shares that are issuable for payment of interest on her Acquisition Note. The number of shares owned prior to the offering does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus. Ms. Reingold also beneficially owns 72,204 common shares that are issuable upon conversion of her $168,235 Convertible Note and 33,644 common shares issued to her as partial consideration for our purchase of DMR; does not include shares beneficially owned by her husband, David Reingold, described above.

(14)

Jason Marin is associated with Lane Capital Markets which assisted in the placement of the Financing completed on September 26, 2007. The maximum number of common shares listed for sale in this prospectus by the selling security holder consists of 2,000 common shares issuable upon exercise of his Lane Warrants with an initial exercise price of $2.33. The Lane Warrants expire on September 26, 2012. We issued the Lane Warrants to him as a portion of his placement agent fee for the Financing.

(15)

Orlee Muroff is a former shareholder of our wholly-owned subsidiary My Organic Baby Inc. The maximum number of common shares listed for sale in this prospectus by the selling security holder consists of 32,019 common shares that are issuable for payment of interest on her Acquisition Note. The number of shares owned prior to the offering does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus. Ms. Muroff also beneficially owns 143,651 common shares that are issuable upon conversion of her $334,706 Convertible Note.

(16)

Mark Goodman is a former shareholder of our wholly-owned subsidiary, DMR Food Corporation. The maximum number of common shares listed for sale in this prospectus by the selling security holder consists of 14,856 common shares that are issuable for payment of interest on his Acquisition Note. The number of shares owned prior to the offering does not include the shares issuable as payment of interest on the Senior Convertible Note as those shares are not issuable within 60 days of the date of this prospectus. Mr. Goodman also beneficially owns 66,650 common shares that are issuable upon conversion of his $155,294 Convertible Note.

PLAN OF DISTRIBUTION

We are registering outstanding common shares, plus shares that are issuable upon conversion of the Senior Convertible Notes, upon exercise of the Warrants and in payment of interest on the Senior Convertible Notes and Acquisition Notes (see “PROSPECTUS SUMMARY – Senior Convertible Debt Financing”, “– Acquisitions During 2007” and “THE OFFERING” above) to permit the resale of these common shares by the selling security holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the common shares. We will bear all fees and expenses incident to our obligation to register the common shares.

The selling security holders shareholders may sell all or a portion of the common shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common shares are sold through underwriters or broker-dealers, the selling security holders shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  in the over-the-counter market;

  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  through the writing of options, whether such options are listed on an options exchange or otherwise;

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales;

  sales pursuant to Rule 144;

  broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

If the selling security holders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling security holders may also sell common shares short and deliver common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

The selling security holders may pledge or grant a security interest in some or all of the Notes, Warrants or common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders shareholders under this prospectus. The selling security holders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling security holder will sell any or all of the common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling security holders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling security holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of the registration of the common shares pursuant to the registration rights agreement, estimated to be $78,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling security holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling security holder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling security holders will be entitled to contribution. We may be indemnified by the selling security holders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling security holders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SHARE CAPITAL

As of October 15, 2007, our issued and authorized share capital consisted of the following:

  an unlimited number of common shares without par value (designated as “Limited Voting Shares”), of which 23,440,725 shares are outstanding;
  an unlimited number of Variable Multiple Voting Shares, of which 1,600,000 shares are issued and outstanding;
  2,000,000 Class A Preferred Shares, none of which are issued and outstanding; and
  2,000,000 Class B Preferred Shares, all of which have been issued and have since been converted into common shares.

In addition, as of October 15, 2007, there were 3,706,584 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $13.50 per share, and 11,193,495 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $3.25 per share.

On March 16, 2006, we held a special general meeting of shareholders, at which the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares (other than the common shares issued from time to time on conversion of the Class B Preferred shares) and the denominator of which is the number of issued common shares on March 16, 2006.

Common Shares (Limited Voting Shares)

Each common share entitles the holder to one vote at any meeting of our shareholders, to receive, as and when declared by the Board of Directors, dividends in such amounts as shall be determined by the Board of Directors; and to receive any remaining property in the event of liquidation, dissolution or winding-up of our company.

Class A Preferred Shares

As of October 15, 2007, there were no Class A Preferred Shares issued and outstanding.

The rights attached to the Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares calculated at a share price equal to the ten day average closing price of our common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares, and the right of conversion into common shares at a conversion price equal to the ten day average trading price of common shares on the OTC Bulletin Board market preceding the date of conversion. The Class A Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and (ii) any class or series of shares of our capital stock created subsequent to these Class A Preferred Shares which by their terms ranks junior to the Class A Preferred Shares and junior to the Class B Preferred Shares; and junior to (iii) the Class B Preferred Shares and (iv) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares which by their terms ranks senior to the Class A Preferred Shares (the “Senior Securities”); and pari passu with (v) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares by their terms ranks on a parity with the Class A Preferred Shares.

Class B Preferred Shares

As of October 15, 2007, all of the previously issued Class B Preferred Shares had been converted into common shares and were no longer issued and outstanding.

Variable Multiple Voting Shares

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to such number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS	x	10
CS

Where:

V	=	the number of votes attaching to each issued Variable Multiple Voting Share
LVS	=	the number of issued common shares, redesignated as Limited Voting Shares (other than the common shares issued from time to time on conversion of the Class B Preferred shares)
CS	=

7,201,652 (which represents the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decrease upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation)

Based on the above formula, as of October 15, 2007, there were 15,240,725 shares of common stock issued and outstanding, other than common shares issued on Conversion of the Class B Preferred Shares, resulting in 21,16 votes for each Variable Multiple Voting Share. As of October 15, 2007, there were 1,600,000 Variable Multiple Voting Shares issued, entitling the holder of these shares to a total of 33,856,000 votes.

EXPENSES

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling security holders. All of the amounts shown are estimates, except for the SEC Registration Fees.

SEC registration fees	$545
Printing and filing expenses	5,000
Accounting fees and expenses	50,000
Legal fees and expenses	20,000
Transfer agent and registrar fees	1,000
Miscellaneous	2,000
Total	$78,545

LEGAL MATTERS

The validity of the issuance of common shares which are offered in this prospectus will be passed on by Max Pinsky Personal Law Corporation.

EXPERTS

The consolidated financial statements of Clearly Canadian Beverage Corporation as of December 31, 2006, and for the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report dated March 9, 2007 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has insufficient working capital to meets its planned business objectives which raise substantial doubt about the ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The consolidated financial statements of Clearly Canadian Beverage Corporation as of December 31, 2005 and 2004, and for the years then ended have been audited by UHY LDMB Advisors Inc., our prior independent public accounting firm. As set forth in their reports thereon, included therein, and incorporated herein by reference. The consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of UHY LDMB Advisors Inc. as experts in accounting and auditing.

The audit reports covering each of the years ended December 31, 2005 and 2004 consolidated financial statements contain an explanatory paragraph that states that our recurring losses from operations, accumulated deficit and working capital deficit raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The audit report for the year ended December 31, 2006 consolidated financial statements did not include such a going concern paragraph.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act, and file reports and other information with the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

The registration statement, including all exhibits, may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings also are available to the public from the Commission’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including all subsequent annual reports on Form 20-F, Form 40-F, or Form 10-KSB and all subsequent filings by us on Form 10-QSB, or 8-K, prior to termination of this offering. In addition we may incorporate by reference any Form 6-K subsequently filed by us by identifying in such Forms 6-K that they are being incorporated by reference into this prospectus.

1.	Annual Report on Form 20-F/A for the year ended December 31, 2006, filed with the Securities and Exchange Commission on August 3, 2007;

2.

Current Reports on Form 6-K filed on July 25, 2006, July 27, 2006, August 31, 2006, September 5, 2006, November 2, 2006, November 29, 2006, January 18, 2007, February 8, 2007, March 1, 2007, April 4, 2007, May 25, 2007, May 29, 2007, June 28, 2007, July 26, 2007, August 30, 2007, September 28, 2007 and November 9, 2007;

3.

The description of our common shares contained in our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on August 3, 2007, including all amendments and reports for the purpose of updating such description.

Additionally, the Current Report on Form 6-K filed on November 9th, 2007 contains our unaudited financial statements for the fiscal quarter and six months ended June 30, 2007. These financial statements have been reconciled to reflect United States Generally Accepted Accounting Principles.

You may request a copy of any of the documents incorporated by reference in this prospectus at no cost. We will not include exhibits to the documents that you request unless the exhibits are specifically incorporated by reference into those documents. You may make your request for any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address: Clearly Canadian Beverage Corporation, 2267 10th Avenue W., Vancouver, British Columbia, Canada V6K 2J1. Our telephone number is (800) 663-5658.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended, may be permitted for directors, officers and controlling persons of our company under British Columbia law or otherwise, we have been informed that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Our Articles provide that, subject to the Business Corporations Act (British Columbia), our directors shall cause our company to indemnify a director or former director of our company, or a director or former director of a corporation of which our company is or was a shareholder, and in either case the heirs and personal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of being or having been a director of our company or a director of such corporation, including any action brought by our company or any such corporation.

Our Articles also provide that, subject to the provision of the Business Corporations Act (British Columbia), the directors may cause our company to indemnify any officer of our company or of a corporation of which our company is or was a shareholder (notwithstanding that he is also a director), and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from acting as an officer, employee or agent of our company or such corporation.

Under the Business Corporations Act (British Columbia), we may indemnify: (a) a present or former director or officer of our company; (b) a present or former director or officer of another corporation at a time when the corporation is or was an affiliate of our company or in which the person was acting at the request of our company; or (c) a person who, at the request of our company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity, against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a proceeding involving such person, or any of the heirs and personal or other legal representatives of the person or pursuant to which such person may be liable for a judgment, penalty or fine or expenses of the proceeding. We may also, and must if the person is successful in the proceeding, pay the expenses of the person in respect of such proceeding. Notwithstanding the foregoing, the Business Corporations Act (British Columbia) provides that the we must not indemnify, or pay the expenses of, the person if: (a) the person did not act honestly and in good faith the a view to the best interests of our company or other entity; (b) in a proceeding other than a civil proceeding, the person did not have reasonable grounds for believing that the persons’ conduct was lawful; or (c) if the proceeding is brought by our company or other entity.

We maintain directors’ and officers’ liability insurance for our directors.

Item 9. Exhibits

Exhibit
Number		Description
4.1	(1)	Form of Securities Purchase Agreement, dated September 25, 2007, between the Registrant and the Buyers listed therein
4.2	(1)	Form of Registration Rights Agreement, dated September 25, 2007, between the Registrant and the Buyers listed therein
4.3	(1)	Form of Senior Convertible Note
4.4	(1)	Form of Warrant to Purchase Common Shares at an Exercise Price of $2.33 per Common Share (Series E Warrant)
4.5	(1)	Form of Warrant to Purchase Common Shares at an Exercise Price of $2.56 per Common Share (Series F Warrant)
4.6	(1)	Form of Securities Purchase Agreement, dated September 25, 2007, between the Registrant and the DMR Buyers and MOB Buyers listed therein
4.7	(1)	Form of Senior Convertible Note for DMR and MOB Vendors
4.8	(2)	Form of Registrant’s Common Share Certificate
4.9	(3)	Articles of Clearly Canadian Beverage Corporation, as amended
5.1	**	Legal Opinion of Max Pinsky Personal Law Corporation

Exhibit
Number		Description
23.1	**	Consent of UHY LDMB Advisors Inc.
23.2	**	Consent of KPMG LLP
23.3	**	Consent of Max Pinsky Personal Law Corporation (contained in the opinion filed as Exhibit 5.1 hereto)

____________________
**	Filed herewith
(1)	Previously filed as an exhibit to and incorporated by reference from our Current Report on Form 6-K filed on September 28, 2007.
(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form F- 3 (File No. 333-136245), filed on August 2, 2006.
(3)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 30, 2006.

Item 10. Undertakings

(a)      We hereby undertake:

          (1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i)      To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii)      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

                    (iii)      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission pursuant to filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

          (2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering; provided that, with respect to a registration statement on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by us pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

          (5)      For purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(b)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers of controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form F-3 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on November 9, 2007.

CLEARLY CANADIAN BEVERAGE CORPORATION

By:                    /s/ Brent Lokash
         Brent Lokash, Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on the dates indicated.

Signature	Capacities	Date

/s/ Robert Genovese	Chairman of the Board of Directors	November 9, 2007
Robert Genovese

/s/ Brent Lokash	Chief Executive Officer and Director	November 9, 2007
Brent Lokash	(Principal Executive Officer)

/s/ David Reingold	President and Director	November 9, 2007
David Reingold

/s/ Edwin Fok	Chief Financial Officer	November 9, 2007
Edwin Fok	(Principal Financial Officer and
Principal Accounting Officer)

/s/ George Reznik	Director	November 9, 2007
George Reznik

/s/ Marco P. Markin	Director	November 9, 2007
Marco P. Markin

EXHIBIT INDEX

Exhibit
Number		Description
4.1	(1)	Form of Securities Purchase Agreement, dated September 25, 2007, between the Registrant and the Buyers listed therein
4.2	(1)	Form of Registration Rights Agreement, dated September 25, 2007, between the Registrant and the Buyers listed therein
4.3	(1)	Form of Senior Convertible Note
4.4	(1)	Form of Warrant to Purchase Common Shares at an Exercise Price of $2.33 per Common Share (Series E Warrant)
4.5	(1)	Form of Warrant to Purchase Common Shares at an Exercise Price of $2.56 per Common Share (Series F Warrant)
4.6	(1)	Form of Securities Purchase Agreement, dated September 25, 2007, between the Registrant and the DMR Buyers and MOB Buyers listed therein
4.7	(1)	Form of Senior Convertible Note for DMR and MOB Vendors
4.8	(2)	Form of Registrant’s Common Share Certificate
4.9	(3)	Articles of Clearly Canadian Beverage Corporation, as amended
5.1	**	Legal Opinion of Max Pinsky Personal Law Corporation
23.1	**	Consent of UHY LDMB Advisors Inc.
23.2	**	Consent of KPMG LLP
23.3	**	Consent of Max Pinsky Personal Law Corporation (contained in the opinion filed as Exhibit 5.1 hereto)

___________________________
**	Filed herewith
(1)	Previously filed as an exhibit to and incorporated by reference from our Current Report on Form 6-K filed on September 28, 2007.
(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form F- 3 (File No. 333-136245), filed on August 2, 2006.
(3)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 30, 2006.